LONG DRIVE TO YADKIN

Join this Southern Indie Feature Film shot on 16mm about a Bible salesman & his last days in Yadkin


PIEDMONT BIBLES LTD

parrishstikeleather.com/yadkin Wilmington, NC

Female Founder | Entertainment | Film | Media

Highlights

Regular Updates

Founders have a strong track record of investor updates.

1. The film has COMPLETED PRODUCTION. Join us as we get it to the finish line!
2. Investors have the potential to recoup 120% of their principal, + 50% pro-rata share of the backend.
3. Starring Gray Hawks, recently seen as Ken Turnbow in Stranger Things 5 (Delightful Derek's Dad!)
4. An award-winning team who have run successful crowdfunding campaigns with huge audience engagement
5. Producer Megan Petersen collaborated on Feature Film with the Duplass Brothers
6. Southern story filmed in historically preserved, yet forgotten locations all across North Carolina
7. Feature debut of Writer/Director Parrish Stikeleather who's made numerous award-winning short films

Featured Investor



Maxx Sutton Follow

Excited about film, software, and projects that will make the world a better place.

"I have been following Parrish Stikeleather's work in film for over a decade. Parrish is uniquely effective at transporting you to unexpected times and places, all the while providing complex character interactions that challenges the audience to delve deeper into the narrative, prompting introspection and reflection. "Long Drive to Yadkin" is primed to be an excellent first feature debut for Parrish. It holds tremendous promise to showcase his exceptional talent and artistic growth. The concept behind the film is intriguing and displays a compelling blend of creativity, depth, and authenticity. I am thrilled with the opportunity to contribute to this project."

& 106 more

Team



Parrish Stikeleather Writer / Director

Telly-Award winning filmmaker behind over two dozen short films and five feature screenplays, one of which made it through the first round at the Sundance Feature Film Lab.

parrishstikeleather.com



Megan Petersen Producer

Award-winning Producer behind the indie breakout film, "Drought", made in collaboration with the Duplass Brothers.



Gray Hawks Lead Actor

Actor; Gray played Mr. Turnbow in the final season of Stranger Things. Other credits include "George & Tammy" (Showtime), "Will Trent" (ABC), "The Waterfront" (Netflix), "Found" (NBC) "Delilah" (OWN), "Outer Banks" (Netflix), and "Manhunt" (Apple TV).



Alayna Hester

Actress; starred opposite Michael Keaton in Emmy Award Winning series "Dopesick." Stars in "Law and Order" on NBC and "Tell Me Lies" on Hulu

imdb.me



Rhys Scarabosio Cinematographer

Credits include: Benny Safdie - LOVE Magazine, GEESE - GETTING KILLED Promo, Ralph Lauren x Zalando

rhysscarabosio.com

Join us in post-production as we near the finish line


Long Drive
to Yadkin

LOGLINE:

Frank Gower, a world-weary Bible salesman embarks on an existential journey to reconnect with his estranged son after the recent passing of his wife. With his latest sales trip taking him to the town of Yadkin, Frank comes face-to-face with his fears, his foes, and fate itself.



THEMES:

Our film weaves together themes of mortality, religion, and legacy as we follow our Bible peddling protagonist through the town of Yadkin.

Frank's struggle with each of these ideas is made evident from the beginning, but it is not until he comes across the deceased body of a loyal customer, alone in her home, that his life truly begins to unravel, and forces him to face mortality, religion, and the legacy he is leaving behind.





Let's meet some of our Cast & Crew:


GRAY HAWKS
as Frank Gower
CAST
LONG DRIVE TO YADKIN


ALAYNA HESTER
as Bonny
CAST
EMMY NOMINEE
OUTSTANDING LIMITED SERIES
DOPESICK
hulu
TELL ME LIES
hulu
LONG DRIVE TO YADKIN


GUNNER WILLIS
as Vincent
CAST
The Bondsman
VICE PRINCIPALS
HBO
LONG DRIVE TO YADKIN


MEGAN PETERSEN
Producer
Megan Petersen is a Wilmington, NC filmmaker and acting coach. She has collaborated on numerous independent films and commercials in the Southeast. Most notably, she produced the


award winning feature film 'Drought' alongside executive producers Mark & Jay Duplass.
LONG DRIVE TO YADKIN


PARRISH STIKELEATHER
Writer / Director
Parrish Stikeleather is a North Carolina born and bred filmmaker based in Wilmington, NC. He has written a total of six feature films, as well as written & directed several award winning short films including a Silver Telly Award. He was the primary Editor on the Duplass Brothers Executive Produced feature film, "Drought".
LONG DRIVE TO YADKIN


RHYS SCARABOSIO
Cinematographer
Rhys Scarabosio is an NYC based Cinematographer with extensive experience on a wide variety of projects, especially those involving celluloid. Armed with his trusty Aaton XTR Prod Rhys is a calming spirit and unstoppable force all at the same time. Essentially the perfect kind of DP anyone would be lucky to have on set.
LONG DRIVE TO YADKIN

LOOK & TONE:



Our film is intentionally ambiguous in it's 1950s or 60s setting, never stating an exact year. This freedom to not strictly adhere to any specific moment allows us to use production design and cinematography to capture a feeling above all else.


THEATRE
LONG DRIVE TO YADKIN
22A



We have partnered with Kodak to shoot our entire feature on 16mm film, giving it an inherently timeless quality that places the audience directly into a world gone by.



The Budget for Long Drive to Yadkin:

ROUND ONE

In our first round of fundraising we were able to successfully complete production of the film as well as the initial edit.


Production Budget - Covered by Round One
Legal & Accounting Services
1.7%
Location Rentals
2.1%
Travel & Hotel for Cast & Crew
2.6%
Art Department
3.6%
Equipment rental
10.0%
Cast & Crew Pay & Meals
54.6%
16mm Film Stock & Processing
23.5%

ROUND TWO

This current and final round of fundraising will allow us to complete the film and ensure it gets seen by as wide an audience as possible.


Post-production Budget - To be covered by Round Two*
*estimated based on a $160k post-production budget
Legal Fees & Insurance
4.9%
Art
0.6%
Marketing & PR
35.5%
Music Clearances, Composer,
46.4%
Festival Fees & Deliverables
6.3%
Color
1.3%
Sound Mix & ADR
5.1%

The "Waterfall" (flow of revenue to investors, lenders, and filmmakers):


PARTNERSHIP
THE BUDGET
Give
A LIFETIME GIFT
THE
Holy Bible
'CASH OR TERMS'
Nº 1 BEST SELLER
ROYAL PUBLISHERS INC.
LIFETIME GUARANTEE
Nº 1 BEST SELLER
ROYAL PUBLISHERS INC.
LIFETIME GUARANTEE
Investors will receive 120% of their investment back after which


profits will be split 50/50 with the filmmakers.
*net profits
*Investors will receive money back if and when the films turns a profit
and once any and all lenders are paid back as noted in subscription agreement.
LONG DRIVE TO YADKIN

Although it is never guaranteed, our team feels confident and is prepared to use every dollar we raise to get this film seen by as wide an audience as possible, and therefore turning a potential profit for our investors.

1.) The first step in the waterfall will go towards handling any debt and deferred payments taken on by Long Drive to Yadkin LLC. This will include loans the production has taken on as well as any fees deferred for cast or crew.

2.) Once debt is paid, our investors will receive a return on their initial investment plus 20% before any additional profits are distributed to the filmmakers.

3.) Once investors have received their full return of 120%, net profits will be shared between the investors and the filmmakers in a 50/50 split in perpetuity.

This means the filmmakers do not see any of their share in the profit of the film until our investors are paid back in full.

**We encourage you to read our subscription agreement for full details on the distribution of payment.*


HOLY
BIBLE

Forward-looking projections cannot be guaranteed.

<u>PERKS:</u>

$30,000 or more: All previous perks as well as an Executive Producer credit on the film, in addition to a private link of the final film.

$20,000 or more: All previous perks as well as a Co-Producer credit, IMDB credit, and an invitation to any private screenings with the Cast and Crew (travel, lodging not included) as well as a signed copy of the script.

$10,000 or more: All previous perks as well as a 1-Day visit to set (travel, lodging not included) as well as an Associate Producer credit.

$5,000 or more: All previous perks as well as a Special Thank You in the CREDITS of the film and a personalized Lead Card from Piedmont Bibles Ltd (the fictional Bible company that appears in the film).

$2,500 or more: All previous perks as well as a typewritten Thank You card from the Writer and Director.

$1,000 or more: A social media Shout Out on LONG DRIVE TO YADKIN's Instagram page for officially joining the team!

$500 or more: A personalized thank you email with a BTS photo from production.

$100 or more: THANK YOU -- we will reach out with a personalized email thanking you for your investment and support of this film.



Have more questions? Let's talk! Reach out at yadkinfilm@gmail.com.

Thank you!